Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Epi One Inc.
760 Parkside Avenue, Suite 213
Brooklyn, NY 11226
https://epi-one.com/

Up to $3,802,671.60 in Class B Common Stock at $7.28
Minimum Target Amount: $495.04

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Epi One Inc.
Address: 760 Parkside Avenue, Suite 213, Brooklyn, NY 11226
State of Incorporation: DE
Date Incorporated: June 08, 2016

Terms:

Equity

Offering Minimum: $495.04 | 68 shares of Class B Common Stock
Offering Maximum: $3,802,671.60 | 522,345 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $7.28
Minimum Investment Amount (per investor): $495.04

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Loyalty Bonus

As you are connected with a member of the Board of Epi One, are a previous investor as of 9/4/24 (i.e. funds have been closed on by 9/4/24), or reserved shares through the Company's Test the Waters campaign for the prior Regulation CF raise, you are eligible for 5% bonus shares.

*The Loyalty Bonus is 5% even if an investor is eligible through multiple means. Email used for prior reservation or investment must be used to qualify for the bonus

Time-Based Perk

Early Bird 1 - Invest $5,000+ within the first 2 weeks and receive 7% bonus shares

Early Bird 2 -Invest $10,000+ within the first 2 weeks and receive 9% bonus shares

Early Bird 3 -Invest $25,000+ within the first 2 weeks and receive 11% bonus shares

Early Bird 4 - Invest $50,000+ within the first 2 weeks and receive 13% bonus shares

Early Bird 5 - Invest $100,000+ within the first 2 weeks and receive 15% bonus shares

Mid-Campaign Perks

Flash Perk - Invest $5,000+ between Day 30 and Day 35 and receive 10% bonus shares

Blitz Perk - Invest $5,000+ between Day 60 and Day 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk — Invest $10,000+ and receive Personal 15-minute Call with the CEO + 5% bonus shares

Tier 2 Perk — Invest $25,000+ and receive Personal 30-minute Call with the CEO + 7% bonus shares

Tier 3 Perk — Invest $50,000+ and receive Personal 30-minute Zoom with the CEO + 9% bonus shares

Tier 4 Perk — Invest $100,000+ and receive Personal 60-minute Zoom with the CEO + 11% bonus shares

* In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Epi One Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $7.28 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $728. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Epi One Inc. ("Epi One" or the "Company") specializes in cancer diagnostics, presently and particularly - prostate cancer detection. Additionally, Epi One is pursuing FDA clearance for pan-cancer, lung cancer and pancreatic cancer biomarker diagnostic kits which will facilitate future international expansion. Through direct sales to healthcare providers, hospitals, and insurers, alongside strategic partnerships, Epi One hopes to ensure widespread accessibility at an affordable price.

Business Model

Our business model follows a 2-track approach. We plan to immediately begin selling our laboratory-developed test (LDT, as it is known in the industry) for prostate cancer. This does not require FDA approval as long as we operate out of a CLIA-certified laboratory, which we intend to do. CLIA is a standard government lab certification. This will generate immediate revenue.

Secondly, we will pursue FDA approval for a diagnostic kit, which will serve as a catalyst for our international expansion efforts, turbocharging our growth trajectory.

Our strategy for sales and distribution encompasses direct engagement with healthcare providers, hospitals, and life insurance firms, alongside collaborations with established laboratories, healthcare networks, and telemedicine platforms. This approach ensures accessibility even in underserved or rural regions.

Intellectual Property

Epi One secured a patent for a prostate cancer biomarker on August 30, 2022. The name of our patent is "Methods and systems for detection of prostate cancer by DNA methylation analysis," patent number US11427874B1.

Competitors and Industry

Competitors

Our competitors include pioneering companies like Exact Sciences, Guardant Health, Grail, Nucleix, and Haystack Oncology, which have transformed cancer diagnostics with innovative blood tests. Our diagnostic platform aims to revolutionize prostate cancer detection. For example, Haystack Oncology, utilizes advanced ctDNA detection technology for early disease detection.

Industry

In 2022, $77 billion was spent on testing for various cancers ($32 billion on lung, prostate and pancreatic cancer alone). The global total addressable market is estimated at $172 billion. This is according to data from the World Health Organization and Market.us.

Current Stage and Roadmap

Current Stage

The Company has developed a new PCR-based testing platform that makes early cancer detection significantly more accurate, faster, and far less expensive. We have identified biomarkers that are pan-cancer and also specific to prostate, pancreatic, lung and stomach cancer. The clinical validation results in over 300 prostate, lung and pancreatic human primary patient tissue and blood samples indicate superb accuracy.

Epi One has secured a patent for a prostate cancer biomarker. This technology was achieved in a lab after four (4) years of research.

Epi One biomarkers are refined enough to detect different tumor types with cancer specificity. Compared to popular genomic sequencing-based tests, our PCR testing assay can achieve similar accuracy with the advantages of being simpler, less expensive, less time consuming, and more accessible.

Future Roadmap

Epi One plans to first commercialize the non-FDA regulated laboratory-developed-tests (LDTs) for early screening for prostate, lung, and pancreatic cancer. At the same time, we will manufacture and seek FDA approval for these biomarkers. In addition, we have ovarian cancer, breast cancer, thyroid cancer, cervix cancer, liver cancer, and leukemia biomarker development in our R&D pipeline.

The Team

Officers and Directors

Name: Fang "Sophia" Fang, MD, PhD

Fang "Sophia" Fang, MD, PhD's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, President, Chief Scientific Officer, and Board Member
  Dates of Service: June, 2016 - Present
  Responsibilities: Sophia is the scientific leader of the company. She currently receives $80,000 in annual compensation. She owns about 57% of the company's equity.

Name: Michael Marquardt

Michael Marquardt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Board Member and principal accounting officer
  Dates of Service: March, 2023 - Present
  Responsibilities: Michael is the chief executive officer of Epi One, providing entrepreneurial and business leadership. He currently receives $125,000 in annual compensation. Next Generation Trust Company holds about 7.2% of the company's equity as a Custodian for his benefit.

Other business experience in the past three years:

- Employer: Global Kompass Strategies, Inc.
  Title: CEO
  Dates of Service: July, 2009 - Present
  Responsibilities: Michael founded the company and has run it for the past 15 years.

Name: Dr. Neng Yang, MD, PhD

Dr. Neng Yang, MD, PhD's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder and Vice President, Research & Development
  Dates of Service: June, 2016 - Present
  Responsibilities: Neng conducts day-to-day experiments for the biomarkers' clinical validation. She currently receives $105,000 in annual compensation and owns about 9% of the company's equity.

Name: Daniel Etra

Daniel Etra's current primary role is with Rethink Autism, Inc. Daniel Etra currently services 3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: March, 2023 - Present
  Responsibilities: Daniel is involved in meetings with potential investors and discussing the company's offering. He does not receive compensation. Next Generation Trust Company holds about 5.3% of the company's equity as a

Custodian for his benefit.

Other business experience in the past three years:

- Employer: Rethink Autism, Inc
  Title: Chief Executive Officer
  Dates of Service: August, 2007 - Present
  Responsibilities: Co-founder and senior executive managing all aspects of the Company's operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information

about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class B Common Stock in the amount of up to $X in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse

offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Epi One Inc was formed on June 8, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Epi One Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Fang (Sophia) Fang	3,430,000	Class A Common Stock	57.063%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 522,345 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 8,900,000 with a total of 5,338,984 outstanding.

Voting Rights

One vote per share.

Material Rights

Liquidation Rights: In the event of a liquidation, dissolution, or winding-up of the company, after the payment of all preferential amounts to the holders of Preferred Stock, the remaining assets available for distribution will be distributed among the holders of shares of Common Stock pro rata, based on the number of shares held.

Please refer to the Company's Amended and Restated Certificate of Incorporation attached as Exhibit F detailing the securities' rights and obligations.

Class B Common Stock

The amount of security authorized is 1,100,000 with a total of 195,670 outstanding.

Voting Rights

The holders of Class B Common Stock shall not be entitled to any voting powers, except as (and then only to the extent) required by the laws of the State of Delaware. If a vote of the holders of Class B Common Stock should at any time be required by the laws of the State of Delaware on any matter, the holders of Class B Common Stock will be entitled to 1/100th of a vote on such matters for each share of Class B Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

Material Rights

The total amount of 195,670 Class B Common Stock outstanding assumes complete conversion of all submitted investments from the previous Regulation Crowdfunding offering. This number is subject to change.

Liquidation Rights: Similar to Class A Common Stock, Class B shares are entitled to a pro-rata share of any remaining assets after preferential payments to Preferred Stockholders in the event of liquidation, dissolution, or winding-up of the company.

Series Seed Preferred Stock

The amount of security authorized is 1,041,666 with a total of 843,622 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividends: Holders of Series Seed Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors, which are not cumulative.

Liquidation Preference: In the event of any liquidation, dissolution, or winding up of the company, the Series Seed Preferred Stockholders have the right to receive the original purchase price plus any declared but unpaid dividends before any distributions are made to common stockholders.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have less rights than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $11,267.00
  Number of Securities Sold: 751,358
  Use of proceeds: Founder stock grant
  Date: June 13, 2023
  Offering exemption relied upon: 506(b)

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $1,000,000.00
  Number of Securities Sold: 171,739
  Use of proceeds: Lease additional lab space and prepare to file for additional patent protection.
  Date: May 05, 2024
  Offering exemption relied upon: 506(b)

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $1,197,327.96
  Number of Securities Sold: 190,736
  Use of proceeds: Lab Setup & Equipment, Company Employment, Research & Development, Marketing, Legal/Patent Work, Information Technology, Working Capital
  Date: September 04, 2024
  Offering exemption relied upon: Regulation CF

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $359,191.00
  Number of Securities Sold: 4,934
  Use of proceeds: N/a

Date: September 04, 2024
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

If we did not raise these funds through this offering, and without revenue generation, we have a roughly two-year runway. We are confident that we could continue to operate the company but it would be challenging to scale the business as quickly as we would like. We also would likely need to defer further investments to protect our intellectual property.

Foreseeable major expenses based on projections:

We anticipate needing significant funds to acquire (or become) a CLIA-certified lab and to scale up our first commercial product marketing and sales.

Future operational challenges:

We foresee operational challenges including but not limited to: finding and hiring the right staff, acquiring laboratory space in our desired geographic locations, and scaling the business.

Future challenges related to capital resources:

We do not foresee any significant challenges related to funding.

Future milestones and events:

Our goal is to achieve profitability within 18 to 24 months while continuing to significantly invest in R&D.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company is pre-revenue and thus far has only generated cash through sales of equity. As of August 2024, we have about $2,100,000 cash on hand and an existing line of credit of up to $88,000 that we have not used.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe these funds will allow us to take the company to the next level on a faster timeline but are not critical to the company's operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this raise are not necessary to the viability of the company. We are confident that we could continue to operate the company but it would be more challenging to scale the business as quickly as we would like.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately three years.

How long will you be able to operate the company if you raise your maximum funding goal?

We estimate we'd be able to operate for over three years. The company's expenses will increase as we acquire a CLIA-certified lab and scale up our first commercial product marketing and sales. We would start filing for FDA approval for our mass-produced kits. In about 18 months, we would anticipate to be generating significant revenue (without FDA approval).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The main sources of capital that we have considered are further angel investments, venture capital investments, funding via Regulation A+, and non-dilutive grant funding from government and non-profit agencies that are very interested in expanding the availability of early cancer detection to the population at large.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $46,433,849.28

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

This valuation calculation was made on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock.

The Company has assumed for the purposes of this calculation that the total number of shares outstanding on a fully diluted basis is 6,378,276 shares. This amount includes 5,338,984 shares of Class A Common Stock, 843,622 shares of Series Seed Preferred Stock and 190,736 shares of Class B Common Stock. The 195,670 shares of Class B Common Stock assumes complete conversion of all submitted investments from the previous Regulation Crowdfunding offering. This number is subject to change.

Use of Proceeds

If we raise the Target Offering Amount of $495.04 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $3,802,671.60, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Lab Setup & Equipment
  20.0%
  We plan to acquire a small CLIA-certified lab and buy some additional lab equipment.

- Company Employment
  32.0%
  Everyone has been earning "sweat equity" only to date, even after the Seed Round. We plan to start providing modest compensation to the team and to augment the team with a lab director.

- Research & Development
  17.0%

We plan to complete clinical validations for additional cancer types and a pan-cancer biomarker.

- Marketing
8.0%
Aside from using funds to market the raise (5% - 7%), we plan to also start investing in brand-building online.

- Legal/Patent Work
6.5%
We plan to continue working with Wilson Sonsini to file several additional patent applications.

- Information Technology
5.0%
We plan to license (on a SaaS basis) a LIMS platform (laboratory information management system) to enable us to deliver HIPAA compliant results to healthcare providers.

- Working Capital
6.0%
We plan to preserve working capital for unforeseen expenditures and to be able to flex as needed.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://epi-one.com/ (epi-one.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/epi-one

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Epi One Inc.

[See attached]



Epi One, Inc. (the "Company")
a Delaware Corporation

Financial Statements with Independent Auditor's Report

Years ended December 31, 2022 & 2023

Table of Contents



INDEPENDENT AUDITOR'S REPORT

To: Epi One Inc. Management

Opinion:
We have audited the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 & 2023 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.



Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
April 3, 2024

EPI ONE INC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash	56,854	78,180
Accounts Receivable	-	-
Prepaid Insurance	2,939	-
Other Current Assets	-	-
Total Current Assets	59,793	78,180
Non-Current Assets:		
Research & Development	320	320
Fixed Assets	-	-
Total Non-Current Assets	320	320
TOTAL ASSETS	60,113	78,500
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	19,246	2,261
Notes payable	-	-
Shareholder Loan	12,632	-
Total Current Liabilities	31,878	2,261
Non-Current Liabilities:		
Accrued interest	-	-
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	31,878	2,261
EQUITY		
Common stock	494	418
Preferred Stock	84	84
Additional Paid In Capital	1,111,193	1,100,001
Accumulated Deficit	(1,083,535)	(1,024,265)
TOTAL EQUITY	28,236	76,238
TOTAL LIABILITIES AND EQUITY	60,113	78,500

EPI ONE INC STATEMENT OF OPERATIONS

See Accompanying Notes to these Financial Statements

	Year Ended December 31,	
	2023	2022
Operating Expenses		
Professional fees	23,571	26,694
General and Administrative	3,644	2,370
Insurance	2,168	1,448
Lab Material	2,877	0
State Taxes	(14)	58
Rent Expense	9,600	9,600
Total Operating Expenses	**41,846**	**40,169**
Total Loss from Operations	**(41,846)**	**(40,169)**
Other Income		
Interest income	12	18
Total Other Income	**12**	**18**
Net Income (Loss)	**(41,834)**	**(40,151)**

EPI ONE INC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(41,834)	(40,151)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Prepaid Insurance	(2,939)	-
Accounts payable and accrued expenses	16,985	(100)
Prior period adjustment	(4,805)	(225)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	9,241	(325)
Net Cash provided by (used in) Operating Activities	(32,593)	(40,476)
INVESTING ACTIVITIES		
Fixed Assets	-	(990)
Net Cash provided by (used in Investing Activities	-	(990)
FINANCING ACTIVITIES		
Common Stock	75	-
Additional Paid in Capital	11,192	-
Net Cash provided by (used in) Financing Activities	11,267	-
Cash at the beginning of period	78,180	119,645
Net Cash increase (decrease) for period	(21,326)	(41,466)
Cash at end of period	**56,854**	**78,180**

EPI ONE INC STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Financial Statements

	Common stock		Preferred Stock		Additional paid-in capital	Retained earnings (Deficit)	Total shareholders' equity
	No. of shares	$ Amount	No. of shares	$ Amount			
Beginning balance at 1/1/22	4,184,645	418	843,622	84	1,100,001	(981,910)	118,594
Prior Period Adjustments	-	-	-	-	-	(2,205)	(2,205)
Issuance of common stock, net of costs	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(40,151)	(40,151)
Ending balance at 12/31/22	4,184,645	418	843,622	84	1,100,001	(1,024,265)	76,238
Prior Period Adjustments	-	-	-	-	-	(17,436)	(17,436)
Issuance of common stock, net of costs	751,358	75	-	-	11,192	-	11,267
Net income (loss)	-	-	-	-	-	(41,834)	(41,834)
Ending balance at 12/31/23	4,936,003	494	843,622	84	1,111,193	(1,083,535)	28,236

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Epi One Inc ("the Company") was formed in Delaware on June 7th, 2016. The Company has discovered a novel class of biomarkers that enable accurate and affordable early cancer detection. It has developed a commercial platform of blood and tissue-based diagnostic tests to market and sell to healthcare providers and medical laboratories. The Company's headquarters is in Brooklyn, New York, and its customers will be located in the United States. The Company will conduct a crowdfunding campaign under Regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 & 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $78,180 and $56,854 in cash and cash equivalents as of December 31, 2022 and December 31, 2023, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will generate revenues by selling the diagnostic test to detect prostate cancer. Initially the sales will be made to healthcare providers and medical laboratories. The Company will collect payments based on the agreed upon credit terms. The Company's primary performance obligation is to detect the existence of prostate cancer cells while avoiding results that are false positive or false negative. Additionally, the Company will process the diagnostic test within 2 to 3 business days from the receipt of the blood or tissue sample.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of business licenses fees, computer and internet expenses, meals and entertainment, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company currently does not have any outstanding debt.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.0001 per share. 4,184,645 and 4,936,003 shares were issued and outstanding as of 2022 and 2023, respectively.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 1,041,666 of preferred shares with a par value of $0.0001 per share. 843,622 shares were issued and outstanding as of 2022 and 2023.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the Series xyz preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Declared dividends are pro rata on the common and preferred stock on a pari passu basis according to the number of shares of Common Stock held. As of December 31, 2023, no dividends had been declared.

Redemption: Any shares of Preferred Stock that are redeemed or otherwise acquired by the Company or any of its subsidiaries will be automatically and immediately canceled and retired and shall not be reissued, sold or transferred

Conversion: Preferred shareholders have the right to convert shares into common stock into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of Series A preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 3, 2024, the date these financial statements were available to be issued.

The Company closed on a $1M funding round on March 8, 2024 at a $25M valuation. As a part of this funding round, the Company issued a total of 231,188 shares to two investors (115,594 each) at a par value of $.0001 per share.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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GET A PIECE OF EPI ONE

Accurate, Affordable Early Cancer Detection

Epi One's groundbreaking diagnostic testing platform seeks to make cancer less scary by detecting cancer early enough to cure and accurately enough to treat appropriately. The company is currently in pre-revenue.

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Epi One
Accurate & Affordable Early Cancer Detection

$0 Raised

OVERVIEW   ABOUT   TERMS   DISCUSSION   INVESTING FAQS

Get Equity
$7.28 Per Share

PREVIOUSLY CROWDFUNDED
$1,197,327.96

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$495.04	$46.43M

REASONS TO INVEST

Epi One is innovating early cancer detection & disease prognosis with our innovative DNA-based biomarker identification methods, which we believe can be faster & more accurate than anything available in the market today.

 Epi One aims to tap into the vast opportunity sitting at a technological inflection point with the U.S. Cancer Diagnostics Market, anticipated to reach $70B by 2032, expanding by 8.4% annually from 2023–2032.

 Backed by $3.1M in early angel funding and led by renowned CEO Michael Marquardt and a prolific scientific team, we believe Epi One is equipped to make its mark at the forefront of cancer research.

TEAM



Michael Marquardt • CEO, Board Member & principal accounting officer

Michael, former American Cancer Society Board Chair, with tech and healthcare leadership, is a seasoned CEO, board member, and global advisor. Committed to fighting cancer, he leads Epi One with extensive business acumen and a Master's in ...

Read More





Fang "Sophia" Fang, MD, PhD • Co-Founder, President, Chief Scientific Officer, and Board Member

Sophia, with both an MD and Ph.D., leverages research expertise from Memorial Sloan Kettering to lead scientific strategy at Epi One. Her focus on genomics and cancer biology drives clinical success. She holds degrees from Harbin Medical University an...

Read More





Dr. Neng Yang, MD, PhD • Co-Founder and Vice President, Research & Development

Neng, one of Epi One's co-founders, adept in next-gen sequencing and CAR T-cell therapy, drives biomarker validation. Formerly at Sloan Kettering, she pioneered single-cell sorting for leukemia and researched CAR T-cell therapy for lung cancer. S...

Read More



Show More

Epi One's Biomarker Breakthrough

Our Mission:
To diagnose cancer early, accurately, and easily

Epi One Inc. Today:

- Developing disruptive technologies for biomarker identification

- Mass-producible PCR tests with estimated cost of $500 per patient

- Refining accurate biomarkers for prostate, lung, pancreatic cancer, and validation

Epi One products are not yet available on the market.

Epi One is a pre-market company pioneering disruptive DNA-based technologies in biomarker identification. Our innovations aim to enable early cancer detection, post-diagnosis monitoring, and prognosis assessment, all via a simple diagnostic kit. We plan for our PCR tests to be mass-producible, estimated to cost just $500 per patient. With an industry-leading 95% accuracy rate in tissue biopsy and a strong 70% accuracy in early patient blood samples from clinical validation work conducted over the last several years, we seek to make this test ubiquitous, providing highly accurate biomarkers initially for prostate cancer with plans to expand beyond into lung, pancreatic, and other cancers.

THE PROBLEM & OUR SOLUTION

Making Early Cancer Detection Accessible & Affordable

Many cancers are treatable when caught early. Yet, traditional detection methods like MRIs, lab tests, and biopsies are costly, imprecise, and can take several days, weeks, or even months for results. This delay can lead to late diagnoses or even a misdiagnosis, ultimately reducing survival rates for those suffering from this disease.

Challenges for Current Cancer Diagnosis:

Time consuming, inaccurate, expensive

Imaging

Avg. Cost

$300 - $10,000

- High False Positive Rate
- 20–40min
- Not available for some cancer types

Lab Test

Avg. Cost

$5,000 - $8,000+

- High False Positive & Negative Rate
- Days to Weeks
- Combined DNA, RNA, or protein biomarkers

Biopsy

Avg. Cost

$1,000 - $20,000

- High False Negative for Some Cancer Types
- 2–10 Days
- Not Standardized

Liquid Biopsy

Avg. Cost

>$1,000

- Inaccuracy of Single Biomarker Leads to Complex Whole Genome Sequencing
- Takes Days
- Mostly Whole Genome Sequencing/Multi-omics Based LDT Test

Driven by the personal loss of both his first wife and his mother to cancer, Epi One's CEO, Michael Marquardt, has worked diligently with elite scientists Dr. Sophia F. Fang and Dr. Neng Yang to solve this problem with the development of our highly accurate and rapid PCR-based test.

We believe our platform exceeds current methods in accuracy, speed, and cost-effectiveness, offering hope for accurate and early cancer detection for everyone.



The Epi One Solution:

One blood draw with a PCR Test for accurate cancer diagnosis

- High Accuracy
- Simple PCR Test
- < 10 Biomarkers/Test
- $500 per Patient
- 6 Hour Turnaround Time

Epi One products are not yet available on the market.

Combining cutting-edge high-throughput technology with our self-developed computational algorithms, Epi One has established a pipeline capable of identifying highly accurate biomarkers for both tumor-specific and multiple-cancer diagnosis, prognosis, and companion diagnosis. Our innovative approach allows us to use fewer than 10 genes for diagnosis and prognosis, achieving over 95% accuracy for tissue tests and over 70% for early cancer blood tests using an easy PCR-based analysis.

We believe this industry-leading accuracy, coupled with the scalability and cost-effectiveness of our platform, can position us to be a potential leader in the current landscape of cancer diagnostics. Our business model focuses on initially providing laboratory-developed tests (LDTs) in CLIA Laboratories, with a second phase of FDA-approved diagnostic kits for mass distribution.

THE MARKET & OUR TRACTION

A Renaissance in Cancer Research



Source

Epi One aims to revolutionize the U.S. cancer diagnostics market, anticipated to reach $70 billion by 2032, growing at a CAGR of 8.4% from 2023 to 2032.[1] On a global scale, the cancer diagnostics market is expected to reach $258.54 billion by 2030, growing at the same 8.4% CAGR from 2022 to 2030.[2]



Highly Accurate Biomarkers for diagnosis and prognosis

- Novel and cancer specific
- < 10 biomarkers / tumor type
- 95% accuracy in tissue biopsy
- > 70% sensitivity for early stage blood test



Easy PCR Testing Assay

- Six-hour turn around time
- Low cost efficiency
- Mass producible



Business Model

- LDT Services
- Diagnostic Kit

Epi One products are not yet available on the market.

Having raised $3.1 million in two early angel rounds, we are backed by a stellar team led by CEO Michael Marquardt, the former Chair of the American Cancer Society's Board of Directors. More notably, our approach has garnered attention at industry events like the American Society of Clinical Oncology (ASCO) Annual Meeting, reflecting the excitement surrounding our work and the inflection point of cancer research as a whole. With leaders such as Dr. Sophia F. Fang and Dr. Neng Yang driving our scientific advancements, we hope to save millions of lives with our novel developments.

WHY INVEST

Transforming Cancer Diagnoses



Epi One Inc.—Taking Cancer Diagnosis to the Next Page

Applying cutting-edge technologies to diagnose cancer earlier, more accurately, and at a lower cost, to provide solutions to solve challenges in cancer diagnosis

Using our breakthrough technology, Epi One has identified highly accurate molecular biomarkers followed by wet lab validation to greatly reduce the time and cost necessary for transitional cancer biomarker discovery – providing definitive solutions to longstanding challenges in cancer diagnosis.

By investing in Epi One, you're supporting a company seeking to revolutionize early cancer detection and care, with the potential to make a profound impact on millions of lives worldwide.

Invest in Epi One and our journey toward a future where cancer diagnosis is faster, more accurate, and more accessible than ever before.

ABOUT

HEADQUARTERS   WEBSITE

760 Parkside Avenue, Suite 213
Brooklyn, NY 11226

View Site ⬈

Epi One's groundbreaking diagnostic testing platform seeks to make cancer less scary by detecting cancer early enough to cure and accurately enough to treat appropriately. The company is currently in pre-revenue.

TERMS
Epi One

Overview

PRICE PER SHARE	VALUATION
$7.28	**$46.43M**

DEADLINE ⓘ	FUNDING GOAL ⓘ
Dec. 5, 2024 at 7:59 AM UTC	**$495.04 - $3.8M**

Breakdown

MIN INVESTMENT ⓘ	OFFERING TYPE
$495.04	**Equity**

MAX INVESTMENT ⓘ	ASSET TYPE
$3,802,671.60	**Common Stock**

MIN NUMBER OF SHARES OFFERED	SHARES OFFERED
68	**Class B Common Stock**

MAX NUMBER OF SHARES OFFERED
522,345

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Loyalty Bonus

As you are connected with a member of the Board of Epi One, are a previous investor as of 9/4/24 (i.e. funds have been closed on by 9/4/24), or reserved shares through the Company's Test the Waters campaign for the prior Regulation CF raise, you are eligible for 5% bonus shares.

The Loyalty Bonus is 5% even if an investor is eligible through multiple means. Email used for prior reservation or investment must be used to qualify for the bonus

Time-Based Perk

Early Bird 1 - Invest $5,000+ within the first 2 weeks and receive 7% bonus shares

Early Bird 2 -Invest $10,000+ within the first 2 weeks and receive 9% bonus shares

Early Bird 3 -Invest $25,000+ within the first 2 weeks and receive 11% bonus shares

Early Bird 4 - Invest $50,000+ within the first 2 weeks and receive 13% bonus shares

Early Bird 5 - Invest $100,000+ within the first 2 weeks and receive 15% bonus shares

Mid-Campaign Perks

Flash Perk - Invest $5,000+ between Day 30 and Day 35 and receive 10% bonus shares

Blitz Perk - Invest $5,000+ between Day 60 and Day 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk — Invest $10,000+ and receive Personal 15-minute Call with the CEO + 5% bonus shares

Tier 2 Perk — Invest $25,000+ and receive Personal 30-minute Call with the CEO + 7% bonus shares

Tier 3 Perk — Invest $50,000+ and receive Personal 30-minute Zoom with the CEO + 9% bonus shares

Tier 4 Perk — Invest $100,000+ and receive Personal 60-minute Zoom with the CEO + 11% bonus shares

* In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Epi One Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $7.28 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $728. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

CAMPAIGN VIDEO

After receiving a cancer diagnosis, the 5 words you want to hear next are: "But we caught it early."

Many cancers, when caught early, have survival rates above 90%.

But even though the global cancer screening market is valued at 138 billion dollars, traditional methods like X-rays or CAT scans, and even genomic sequencing tests, are still too imprecise, too expensive, and too slow, meaning far too many people don't receive a diagnosis, until it's too late.

At Epi One we have developed what we believe is a transformational cancer screening process that is as simple as a routine blood test taken at your annual physical. We believe it's faster, cheaper, and more accurate than nearly anything on the market.

I'm Michael Marquardt, CEO of Epi One.

I have served on the Board of Directors of the American Cancer Society since 2018, and have been the Chair of the Board. I have been the CEO of three corporations and have served on the Boards of several others.

But after losing my first wife to cancer shortly after my 30th birthday, I decided to dedicate my life to advancing cancer research and making cancer a less scary experience.

About two years ago, I got a call from Dr. Sophia Fang, a PhD researcher who used to work at Memorial Sloan Kettering, one the most renowned cancer centers in the world.

When I picked up, she said the words that changed my life:

"Michael, I found fragments on the genome that change when cells turn cancerous"

I was in disbelief. She couldn't have made this discovery on her own?

But when she shared the data, I became a believer.

In her very first test runs, her clinical results had an outstanding accuracy rate of over 90% in tissue biopsy and a very strong 70% in early patient blood samples, superior to anything currently on the market with a simple PCR-based assay, similar to what we use for COVID tests. She started Epi One to commercialize this technology.

I've been immersed in the world of cancer research for decades, and I believe this is one of the greatest breakthroughs in our lifetimes.

I developed the technology for locating the exact elements altered on a cancer patient's genome that allows us to easily detect the cancer with high accuracy from a patient's blood or tissue samples.

On a financial level, the global economic cost of cancer from 2020 to 2050 is estimated to be over $25 Trillion Dollars, or almost $900 Billion Dollars per year, on average, so the opportunity is huge.

On a human level, the impact is even bigger.

Cancer is the 2nd leading cause of death globally. With early detection, we believe we'll be able to save millions of lives every single year.

When I tell people about Epi One, the most common response is "This is too good to be true."

That's exactly what I thought. But we have the data. In fact, we've already been granted a patent for the detection of prostate cancer. We're ready to apply for additional patents on other cancers, including lung cancer, pancreatic cancer, and ovarian cancer once we complete this fundraising round, with several more in the pipeline.

This is a groundbreaking new company that we believe will change the lives of millions of people every year, and we want everyone to be a part of Epi One.

Become an investor in Epi One today, and help us transform cancer diagnosis around the world to save lives.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

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- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE RESTATED CERTIFICATE OF "EPI ONE INC.", FILED IN
THIS OFFICE ON THE TWENTY-NINTH DAY OF APRIL, A.D. 2024, AT
3:49 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State



6063146 8100
SR# 20241726329

Authentication: 203360089
Date: 04-30-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:49 PM 04/29/2024
FILED 03:49 PM 04/29/2024
SR 20241726329 - File Number 6063146

EPI ONE INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

The present name of the corporation is Epi One Inc., and its original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 8, 2016 under the name Epi One Inc (as amended from time to time, the "**Original Certificate**").

This Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware (the "**DGCL**") and stockholder approval of the adoption of this Amended and Restated Certificate of Incorporation was effected by written consent in accordance with Section 228 of the DGCL.

Pursuant to Sections 242 and 245 of the DGCL, the text of the Original Certificate is hereby amended and restated to read in its entirety as follows:

ARTICLE I: NAME.

The name of this corporation is Epi One Inc. (the "**Company**").

ARTICLE II: REGISTERED OFFICE

The address of the registered office of the Company in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, Delaware 19808. The name of its registered agent at such address is The Company Corporation.

ARTICLE III: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "**DGCL**").

ARTICLE IV: AUTHORIZED SHARES

The total number of shares of all classes of stock that the Company has authority to issue is 11,041,066, which will be divided into the following classes:

(a) 8,900,000 shares will be of a class designated as Class A Common Stock ("**Class A Common Stock**"), with a par value of $0.0001 per share,

(b) 1,100,000 shares will be of a class designated as Class B Common Stock ("**Class B Common Stock**" and together with the Class A Common Stock, the "**Common Stock**"), with a par value of $0.0001 per share; and

- 1 -

(c) 1,041,666 shares will be of a class of Preferred Stock, with a par value of $0.0001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Amended and Restated Certificate of Incorporation (the "**Restated Certificate**"), all shares of the Preferred Stock of the Company are hereby designated "**Series Seed Preferred Stock**".

Upon this Restated Certificate becoming effective pursuant to the DGCL (the "**Effective Time**"), each share of Common Stock of the Company, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time shall be, automatically and without any action on behalf of any holder thereof, reclassified into one share of Class A Common Stock.

A.   COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1.   General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privilege of the holders of the Preferred Stock set forth herein.

2.   Voting.

2.1   The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

2.2   The holders of Class B Common Stock shall not be entitled to any voting powers, except as (and then only to the extent) required by the laws of the State of Delaware. If a vote of the holders of Class B Common Stock should at any time be required by the laws of the State of Delaware on any matter, the holders of Class B Common Stock will be entitled to $1/100^{th}$ of a vote on such matters for each share of Class B Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

B.   PREFERRED STOCK

The following rights, powers, privileges, restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article IV refer to sections of this Part B.

1. **Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) $0.96 per share for the Series Seed Preferred Stock (the "**Original Issue Price**"), plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Company, the funds and assets available for distribution to the stockholders of the Company are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Company, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Company will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3   Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Preferred Stock (the "**Requisite Holders**") elect otherwise by written notice received by the Company at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which (i) the Company is a constituent party or (ii) a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; provided that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or, if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company, except where such sale, lease, transfer or other disposition is to the Company or one or more wholly owned subsidiaries of the Company.

1.3.2 <u>Amount Deemed Paid or Distributed.</u> The funds and assets deemed paid or distributed to the holders of capital stock of the Company upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Company or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2.   **Voting.**

2.1   <u>General.</u> On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Company.

2.2   <u>Election of Directors.</u> The holders of record of the Company's common stock are entitled to elect two (2) directors of the Company. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the Company's common stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the Company's common stock entitled to elect the director constitutes a quorum for the purpose of electing the director.

3.   **Conversion.** The holders of the Preferred Stock have the following conversion rights (the "**Conversion Rights**"):

3.1   <u>Right to Convert.</u>

3.1.1 <u>Conversion Ratio.</u> Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The **"Conversion Price"** for each series of the Preferred Stock means the Original Issue Price for such Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Class A Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2 <u>Termination of Conversion Rights.</u> Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Company or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 <u>Fractional Shares.</u> No fractional shares of Class A Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Class A Common Stock and the aggregate number of shares of Class A Common Stock issuable upon such conversion.

3.3 <u>Mechanics of Conversion.</u>

3.3.1 <u>Notice of Conversion.</u> To voluntarily convert shares of Preferred Stock into shares of Class A Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Company if the Company serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a **"Contingency Event"**). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Class A Common Stock to be issued. If required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Company, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Company if the Company serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the **"Conversion Time"**), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Company shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Class A Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Class A Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 <u>Reservation of Shares</u>. For the purpose of effecting the conversion of the Preferred Stock, the Company shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Class A Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Company shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Class A Common Stock issuable upon conversion of such series of Preferred Stock, the Company shall take any corporate action that may be necessary so that the Company may validly and legally issue fully paid and nonassessable shares of Class A Common Stock at such adjusted Conversion Price.

3.3.3 <u>Effect of Conversion.</u> All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class A Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 <u>No Further Adjustment.</u> Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Class A Common Stock delivered upon conversion.

3.4   <u>Adjustment for Stock Splits and Combinations.</u> If the Company at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Company (such date referred to herein as the "**Original Issue Date**" for such series of Preferred Stock) effects a subdivision of the outstanding Class A Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Class A Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Class A Common Stock outstanding. If the Company at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Class A Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3A becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5   Adjustment for Certain Dividends and Distributions. If the Company at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Class A Common Stock entitled to receive, a dividend or other distribution payable on the Class A Common Stock in additional shares of Class A Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which is the total number of shares of Class A Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b)   the denominator of which is the total number of shares of Class A Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Class A Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Class A Common Stock in a number equal to the number of shares of Class A Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Class A Common Stock on the date of the event.

3.6   Adjustments for Other Dividends and Distributions. If the Company at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Class A Common Stock entitled to receive, a dividend or other distribution payable in securities of the Company (other than a distribution of shares of Class A Common Stock in respect of outstanding shares of Class A Common Stock), then and in each such event the Company shall make, simultaneously with the distribution to the holders of Class A Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Class A Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Company, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Company in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Company shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Company issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Company shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Company at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "**Mandatory Conversion Time**"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Class A Common

Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Company.

3.11 <u>Procedural Requirements.</u> The Company shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate) to the Company at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Company, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Company shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Company may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. The Company shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Company or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Company nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Company takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Company, any reclassification of the Common Stock of the Company, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Company,

then, and in each such case, the Company shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Company shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Company, or given by electronic communication in compliance with the provisions of the DGCL, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE V: PREEMPTIVE RIGHTS.

No stockholder of the Company has a right to purchase shares of capital stock of the Company sold or issued by the Company except to the extent that such a right may from time to time be set forth in a written agreement between the Company and the stockholder.

ARTICLE VI: BYLAW PROVISIONS.

A. **AMENDMENT OF BYLAWS.** Subject to any additional vote required by this Restated Certificate or bylaws of the Company (the "**Bylaws**"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B.   NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Company will be determined in the manner set forth in the Bylaws.

C.   BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D.   MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Company may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE VII: DIRECTOR LIABILITY.

A.   LIMITATION. To the fullest extent permitted by law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of the foregoing provisions of this Article VII by the stockholders will not adversely affect any right or protection of a director of the Company existing at the time of, or increase the liability of any director of the Company with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which DGCL permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

C.   MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article VII will not adversely affect any right or protection of any director, officer or other agent of the Company existing at the time of such amendment, repeal or modification.

ARTICLE VIII: CORPORATE OPPORTUNITIES.

The Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "**Excluded Opportunity**" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Company who is not an employee of the Company or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Company or any of its subsidiaries (a "**Covered Person**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Company.

[Signature page follows]



IN WITNESS WHEREOF, this Amended and Restated Certificate has been executed by a duly authorized officer of this Company on April 29, 2024.

EPI ONE INC.

DocuSigned by:

By: Michael Marquardt

Name: Michael Marquardt
Title: Chief Executive Officer